UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2015

Date:	July 27, 2015
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, Director, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the fiscal year ended March 31, 2015

(1) Operating results

(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2015	2014

Total revenue	5,739,723	4,343,364

Income before income tax expense	2,262,656	1,420,443

Net income attributable to Mitsubishi UFJ Financial Group	1,531,127	1,015,393

Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	107.81	70.21

Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	107.50	69.98

Comprehensive income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2015 and 2014 were ¥3,240,700 million and ¥1,798,728 million, respectively.

Notes:

1. Average number of shares outstanding

	(in thousands of shares)
	For the fiscal years ended March 31,
	2015	2014
Common stock	14,118,469	14,158,698

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group.”

(2) Financial condition

	(in millions of yen)
	As of March 31,
	2015	2014
Total assets	280,886,326	253,661,077

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,679,065	12,205,040

(3) Cash flows

	(in millions of yen)
	For the fiscal years ended March 31,
	2015	2014
Net cash provided by operating activities	2,384,590	909,448
Net cash used in investing activities	(10,975,679)	(12,401,827)
Net cash provided by financing activities	8,183,248	11,475,095
Cash and cash equivalents at end of period	3,353,236	3,689,228

This report is an excerpt of certain highlights from Mitsubishi UFJ Financial Group, Inc.’s consolidated financial information under U.S. GAAP that is included in the company’s annual report on Form 20-F (the “Form 20-F”) to be filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about the company, including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates, such as economic factors, the company’s business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates and stock prices, legal proceedings, changes in the regulatory environment, and natural disasters, cyber-attacks and other external events. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2015	2014
Assets:
Cash and due from banks	3,353,236	3,689,228
Interest-earning deposits in other banks	37,364,698	20,500,676
Call loans and funds sold	660,416	919,132
Receivables under resale agreements	7,273,008	7,300,037
Receivables under securities borrowing transactions	4,659,545	4,210,057
Trading account assets	46,904,903	40,646,275
Investment securities:
Available-for-sale securities—carried at fair value	47,490,404	51,885,652
Held-to-maturity securities—carried at amortized cost	4,130,451	2,706,982
Other investment securities	587,119	737,617

Total investment securities	52,207,974	55,330,251

Loans, net of unearned income, unamortized premiums and deferred loan fees	118,265,202	110,276,411
Allowance for credit losses	(1,055,479)	(1,094,420)

Net loans	117,209,723	109,181,991

Premises and equipment—net	982,205	1,236,648
Accrued interest	323,496	277,222
Customers’ acceptance liability	205,384	126,838
Intangible assets—net	1,160,164	1,133,354
Goodwill	807,610	728,515
Deferred tax assets	90,674	362,267
Other assets	7,683,290	8,018,586

Total assets	280,886,326	253,661,077

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	17,829,620	16,644,469
Interest-bearing	107,968,674	104,860,603
Overseas offices:
Non-interest-bearing	5,616,266	4,478,271
Interest-bearing	40,576,707	36,534,443

Total deposits	171,991,267	162,517,786

Call money and funds purchased	3,668,986	3,417,455
Payables under repurchase agreements	20,728,205	21,268,072
Payables under securities lending transactions	8,205,349	5,520,718
Due to trust account	1,610,992	750,210
Other short-term borrowings	11,545,807	11,106,071
Trading account liabilities	17,029,385	11,981,978
Obligations to return securities received as collateral	2,651,151	3,971,454
Bank acceptances outstanding	205,384	126,838
Accrued interest	132,330	143,362
Long-term debt	19,968,735	14,498,678
Other liabilities	7,867,394	5,607,011

Total liabilities	265,604,985	240,909,633

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,270	2,089,245
Capital surplus	5,959,626	6,363,413
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,424,864	2,157,639
Accumulated other comprehensive income, net of taxes	3,067,255	1,357,682
Treasury stock, at cost	(102,521)	(2,510)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,679,065	12,205,040
Noncontrolling interests	602,276	546,404

Total equity	15,281,341	12,751,444

Total liabilities and equity	280,886,326	253,661,077

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal years ended March 31,
(in millions of yen)	2015	2014
Interest income:
Loans, including fees	1,981,274	1,663,742
Deposits in other banks	64,270	47,056
Investment securities:
Interest	252,149	229,732
Dividends	131,593	112,605
Trading account assets	400,020	407,415
Call loans and funds sold	11,181	10,074
Receivables under resale agreements and securities borrowing transactions	54,158	51,659

Total	2,894,645	2,522,283

Interest expense:
Deposits	300,692	226,655
Call money and funds purchased	7,287	6,841
Payables under repurchase agreements and securities lending transactions	41,294	39,329
Due to trust account	504	519
Other short-term borrowings and trading account liabilities	60,452	57,501
Long-term debt	252,955	230,127

Total	663,184	560,972

Net interest income	2,231,461	1,961,311
Provision (credit) for credit losses	86,998	(106,371)

Net interest income after provision (credit) for credit losses	2,144,463	2,067,682

Non-interest income:
Fees and commissions income	1,400,980	1,294,116
Foreign exchange losses—net	(113,073)	(61,755)
Trading account profits (losses)—net	1,148,661	(33,886)
Investment securities gains—net	154,687	303,520
Equity in earnings of equity method investees—net	172,946	110,520
Gains on sales of loans	15,027	17,680
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	115,210
Other non-interest income	65,850	75,676

Total	2,845,078	1,821,081

Non-interest expense:
Salaries and employee benefits	1,097,452	1,029,580
Occupancy expenses—net	168,780	158,393
Fees and commission expenses	248,136	222,038
Outsourcing expenses, including data processing	241,650	216,737
Depreciation of premises and equipment	108,659	103,714
Amortization of intangible assets	222,353	198,147
Impairment of intangible assets	677	312
Insurance premiums, including deposit insurance	115,451	101,135
Communications	54,712	50,868
Taxes and public charges	96,627	69,457
Other non-interest expenses	372,388	317,939

Total	2,726,885	2,468,320

Income before income tax expense	2,262,656	1,420,443
Income tax expense	666,020	337,917

Net income before attribution of noncontrolling interests	1,596,636	1,082,526
Net income attributable to noncontrolling interests	65,509	67,133

Net income attributable to Mitsubishi UFJ Financial Group	1,531,127	1,015,393

Income allocated to preferred shareholders:
Cash dividends paid	8,970	17,940
Changes in a foreign affiliated company’s interests in its subsidiary	—	3,301

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	1,522,157	994,152

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	107.81	70.21
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	107.50	69.98

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the fiscal years ended March 31,
(in millions of yen)	2015	2014
Net income before attribution of noncontrolling interests	1,596,636	1,082,526
Other comprehensive income, net of tax:
Net unrealized gains on investment securities	999,817	141,519
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	899	(361)
Defined benefit plans	18,927	117,648
Foreign currency translation adjustments	688,518	508,130

Total	1,708,161	766,936

Comprehensive income	3,304,797	1,849,462

Net income attributable to noncontrolling interests	65,509	67,133
Other comprehensive loss attributable to noncontrolling interests	(1,412)	(16,399)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	3,240,700	1,798,728

Loans

	As of March 31,
(in millions of yen)	2015	2014
Impaired loans	1,686,806	1,861,027
Other than impaired loans	116,578,396	108,415,384

Total	118,265,202	110,276,411

Allowance for credit losses

	As of March 31,
(in millions of yen)	2015	2014
Related to impaired loans	607,287	750,321
Related to other than impaired loans	448,192	344,099

Total	1,055,479	1,094,420